03014368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50968

SECURITIES AND EXCHANGE COMMISSION RECEIVED Feb 27 2003 DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apex real estate Advisors, LLC
F/N/A Summit Real Estate Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Comyns, Smith, McCleary LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

12/21

SUMMIT REAL ESTATE ADVISORS, LLC

Financial Statements
and Supplemental Information
for the Years Ended December 31, 2001 and 2000
and Independent Auditors' Report

Prepared by:
Comyns, Smith, McCleary LLP
Certified Public Accountants
3470 Mt. Diablo Boulevard
Suite A310
Lafayette, CA 94549-3958
Telephone 925-299-1040

Financial Statements

SUMMIT REAL ESTATE ADVISORS, LLC

TABLE OF CONTENTS

Comyns, Smith, McCleary LLP

Certified Public Accountants

John R. Comyns, Partner
Steven P. Smith, Partner
Dan K. Deaver, Partner
Gerard S. Clancy, Partner
Mark E. Eitelgeorge, Partner
James B. Wolf, Partner
David B. McCleary (1954-1996)

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Summit Real Estate Advisors, LLC

We have audited the accompanying statements of financial condition of Summit Real Estate Advisors, LLC (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Summit Real Estate Advisors, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(d) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Comyns, Smith, McCleary LLP

January 23, 2002

3470 Mt. Diablo Boulevard, Suite A310 • Lafayette, California 94549-3958 • Phone: (925) 299-1040, Fax: (925) 299-1100

SUMMIT REAL ESTATE ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and equivalents	$ 18,705	$ 194,510
Non-customer receivables	59	262,242
Other receivables	4,384	-
Investments with and amounts due from affiliates	-	66,687
Investment in securities, at fair value	-	4,526
Prepaid expenses and other current assets	-	5,104
Total current assets	23,148	533,069
PROPERTY AND EQUIPMENT:		
Office equipment	-	14,912
Less accumulated depreciation	-	(3,222)
Total property and equipment, net	-	11,690
TOTAL ASSETS	$ 23,148	$ 544,759
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Payable to affiliate	$ 760	$ 60,775
MEMBER'S EQUITY	22,388	483,984
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 23,148	$ 544,759

See notes to financial statements.

SUMMIT REAL ESTATE ADVISORS, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Commissions	$ 4,736	$ 387,226
Asset management fees	45,312	93,025
Consulting fees	24,613	207,762
Interest and dividends	2,527	7,938
Proxy fees	135,000	-
Incentive fee	25,669	-
Realized gain on investment	1,654	-
Financing fees	-	38,100
Capital project fees	-	16,657
Total revenues	239,511	750,708
EXPENSES:		
Employee compensation and benefits	170,352	245,953
Consulting fees	53,289	174,836
Professional fees	22,718	81,866
Rent	9,594	27,945
Utilities	8,837	19,421
Office and supplies expense	6,989	14,397
Investment losses and expenses	3,808	32,150
Other general and administrative expenses	33,043	82,476
Total expenses	308,630	679,044
INCOME (LOSS) BEFORE LIMITED LIABILITY COMPANY FEES AND FRANCHISE TAXES	(69,119)	71,664
LIMITED LIABILITY COMPANY FEES AND FRANCHISE TAXES	3,336	2,130
NET INCOME (LOSS)	$ (72,455)	$ 69,534

See notes to financial statements.

SUMMIT REAL ESTATE ADVISORS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Balance, January 1, 2000	$ 258,908
Capital contributions	259,782
Distributions	(104,240)
Net income	69,534
Balance, December 31, 2000	483,984
Distributions	(389,141)
Net loss	(72,455)
Balance, December 31, 2001	$ 22,388

See notes to financial statements.

SUMMIT REAL ESTATE ADVISORS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOW FROM OPERATING ACTIVITIES		
Net income (loss)	$ (72,455)	$ 69,534
Adjustments to reconcile net income (loss) to net cash from operating activities		
Depreciation	890	2,136
Changes in operating assets and liabilities:		
Investments with and amounts due from affiliates	248,046	(236,364)
Non-customer receivables	66,628	(6,687)
Investment in securities	-	(88)
Prepaid expenses and other current assets	1,490	3,619
Payable to affiliates	(60,015)	(13,345)
Net cash provided by (used in) operating activities	184,584	(181,195)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of equipment	(1,400)	-
Investment with affiliate	-	(25,000)
Net cash provided by (used in) investing activities	(1,400)	(25,000)
CASH FLOW FROM FINANCING ACTIVITIES		
Cash distributions	(358,989)	(104,240)
Capital contributions	-	259,782
Net cash (used in) provided by financing activities	(358,989)	155,542
NET DECREASE IN CASH	(175,805)	(50,653)
CASH & EQUIVALENTS at beginning of year	194,510	245,163
CASH & EQUIVALENTS at year end	$ 18,705	$ 194,510
NON CASH ACTIVITIES		
Transfer of net assets to affiliate (Note 4)	$ (30,152)	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for limited liability company fees and franchise taxes	$ 3,336	$ 2,130

See notes to financial statements.

SUMMIT REAL ESTATE ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. ORGANIZATION

Summit Real Estate Advisors, LLC (the Company") was formed on November 14, 1997 as a Delaware limited liability company and is a wholly owned subsidiary of Cumbre Investments Holding Company, LLC ("Cumbre"). The Company was approved as a registered investment advisor with the Securities and Exchange Commission ("SEC") on March 12, 1998 and was approved as a registered securities broker-dealer with the National Association of Securities Dealers on November 23, 1998.

The Company's primary business is to provide investment advisory services. As an investment advisor, the Company identifies, analyzes and negotiates the acquisition of primarily real estate securities on behalf of affiliated and unaffiliated advisory clients. Prior to 2001, the Company also assisted clients from time to time in the purchase and sale of these securities and provides management services related to real estate properties. The Company's operating agreement states the Company shall continue operations until its effective termination date, December 31, 2027.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP"). As a wholly owned subsidiary of Cumbre, the financial statements of the Company do not necessarily reflect the results of operations or financial condition that would have existed had the Company been an independent entity.

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

Commission Revenue

The Company earns commissions for assisting clients in the acquisition and sale of primarily real estate securities and recognizes applicable revenue upon the closing of escrow. During 2001 and 2000, the Company earned revenues of $4,736 and $387,226, respectively, for services rendered in connection with the identification and brokering of investment assignments for clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Asset Management Fees

The Company entered into an Asset Administration Agreement (the "Agreement") with a related party, Meadows East Apartments Limited Partnership ("MEALP"), to develop and execute a management plan for Meadows East Apartments. Under the terms of the Agreement, the Company also acts as property manager. In exchange, the Company received asset management fees totaling $45,312 and $93,025 in 2001 and 2000, respectively.

Under the terms of the Agreement, the Company is also entitled to a 1% financing fee in the event any new financing is secured by the Meadows East Apartments. In 2000, this property was refinanced and the Company earned $38,100.

The Company also earned a 5% capital project fee in the amount of $16,657 for capital projects completed in 2000 for the Meadows East Apartments.

Consulting Fees

During 2001, the Company earned consulting fees in the amount of $24,613 by acting as an information agent to an unaffiliated corporation in connection with its tender offer of partnership units.

During 2000, the Company earned consulting fees in the amount of $180,000 related to the restructuring of several affiliated limited liability companies into a single entity. The Company also earned consulting fees in the amount of $27,762 for acting as information agent to an affiliated limited liability company in connection with its tender offer of partnership units.

Proxy Fees

During 2000, the Company entered into an agreement to manage the proxy process of consolidating funds of an advised client whereby the Company would receive a proxy fee equal to 0.5% of the net asset value of the combined funds. During 2001, the Company satisfied its requirement and recognized a proxy fee of $135,000. In accordance with the agreement, the Company then paid 20% of the proxy fee, or $27,000, as a consulting fee to an affiliate of the general partner of the consolidated fund. This payment is included in the amount reported as consulting fees on the accompanying statement of operations for the year ended December 31, 2001.

SUMMIT REAL ESTATE ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Limited liability companies ("LLCs") are generally not taxable entities. The Company is an LLC which is treated in the same manner as a partnership for federal and state tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. The Company, however, is subject to a state franchise tax equal to $800 plus an additional fee based on gross receipts greater than $250,000. The $800 is payable on or before April 15 of the current year.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company deposits cash on a daily basis that may from time to time exceed FDIC insurance limits.

Depreciation

The Company computed depreciation using the straight-line method over seven years, representing the estimated useful lives of the related assets. Depreciation expense for the years ended December 31, 2001 and 2000 was $890 and $2,136, respectively.

Investment in Securities

Securities were carried at fair value based on the current market price of the securities.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation.

3. COMMITMENTS

The Company occupies office space under an operating lease, which expires on January 31, 2005. The related rent expense was $9,594 and $27,946 for the years ended December 31, 2001 and 2000.

3. COMMITMENTS (Continued)

At December 31, 2001, the Company's aggregate noncancelable minimum rentals based upon terms of its operating lease were as follows:

	Aggregate Minimum Rental
Year ended December 31:	
2002	$ 45,448
2003	68,172
2004	68,172
2005	5,681
Total	$ 187,473

4. RELATED PARTY TRANSACTIONS

On June 30, 2001, the Company transferred net assets totaling $30,152 to a newly formed Company with common ownership, Summit Real Estate Ventures, LLC, in order to segregate and eliminate non-investment advisory activities from those of the Company. Operating income and expenses related to non-investment advisory services for the period from January 1, 2001 through June 30, 2001 are included in the accompanying statement of operations.

During 2000, the Company entered into a joint venture, Kestrel Partners, LLC (Kestrel), with an unrelated third party to purchase, improve, operate and ultimately sell real property. Under the terms of the arrangement, the Company generally receives 2/3 of the profits generated by the venture's investments, subject to certain special allocations of profits from specific investments, and is generally responsible for 2/3 of the venture's related expenses. During 2000, the Company recorded a loss of $32,000 from this venture. At December 31, 2000, the Company had a receivable of approximately $287,000 outstanding, $25,000 of which represents the Company's investment in the underlying real property and the remainder representing advances due from Kestrel and other related parties.

The Company, in its capacity as an investment advisor and broker on behalf of affiliated and unaffiliated parties, earned commissions as reported on the accompanying statement of income. Under the terms of an Administrative Services Agreement, the Company provides and is reimbursed for all expenses necessary to conduct the business of Cumbre. Total expenses of $39,935 were reimbursable by Cumbre to Summit during 2001, none of which remained unpaid at December 31, 2001.

4. RELATED PARTY TRANSACTIONS (Continued)

Summit also provides and is reimbursed for all expenses necessary to conduct the business of Summit Administrative Services, LLC, an affiliate of Cumbre. Total expenses of $344,296 were reimbursable by Summit Administrative Services, LLC, to the Company during 2001, none of which remained unpaid at December 31, 2001.

5. NET CAPITAL REQUIREMENTS

As a registered broker and dealer with the SEC and the NASD, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires maintenance of a specific minimum ratio of aggregate indebtedness to net capital, both as defined by the Rule, not to exceed 8 to 1 for the first twelve months of operations, and 15 to 1 thereafter. At December 31, 2001, the Company had net capital of $22,329, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

* * * * *

SUPPLEMENTAL

INFORMATION

Summit Real Estate Advisors, LLC
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2001 and 2000

	2001	2000
Net Capital:		
Member's equity	$ 22,388	$ 483,984
Deductions and/or charges	59	345,723
Net capital before haircuts on securities positions	22,329	138,261
Haircuts on securities positions	-	678
Net Capital	$ 22,329	$ 137,583
Aggregate Indebtedness:		
Items included on balance sheet:		
Payable to affiliates	$ 760	$ 60,775
Total Aggregate Indebtedness	$ 760	$ 60,775
Computation of Basic Net Capital Requirement:		
Net Capital	$ 22,329	$ 137,583
Minimum net capital required (the greater of 6 2/3% of aggregate indebtedness or $5,000)	5,000	5,000
Excess net capital	$ 17,329	$ 132,583
Ratio of Aggregate Indebtedness to Net Capital	0.03 to 1	0.44 to 1

Note:
The Computation of net capital under Rule 15c3-1 as of December 31, 2001 computed by Summit Real Estate Advisors, LLC in its unaudited Form X-17A-5, Part IIA as filed with the NASD is consistent with the above computation and is based on audited financial statements.

Summit Real Estate Advisors, LLC

Statement Regarding Rule 15c3-3
December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.